FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): __________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): __________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: April 5, 2006	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel to pursue the transfer of its satellite activities
and critical systems for security to Thales
Alcatel would strengthen its position as the reference shareholder of Thales
Paris, April 5, 2006 — Alcatel (Paris : CGEP.PA and NYSE : ALA) is pleased that the Board of Thales has approved the acquisition in principle of its satellite subsidiaries, its railway signalling business and its integration and services activities for mission-critical systems. Alcatel would strengthen its position as the reference shareholder of Thales, with a 21.6% stake, while Groupe Industriel Marcel Dassault would keep its 5% share and the French state would remain the majority shareholder with 27.1%. With this transaction, the industrial and commercial partnership between Alcatel and Thales would be strengthened.
The transaction primarily consists of the contribution of the following assets:
1.	In the Space sector
•	Alcatel’s 67% stake in the capital of Alcatel Alenia Space, a worldwide leader in the construction of satellites for both civil and military use, particularly for communications satellite operators, the armed forces and institutional European bodies such as ESA, the CNES and ASI.

This Joint Venture company, created in 2005, is the result of the grouping together of Alcatel’s and Finmeccanica’s relevant assets, the latter holding a 33% stake.

•	Alcatel’s 33% share in the capital of Telespazio, worldwide leader in satellite services, jointly held at 67% by Finmeccanica.
2.	In the Critical Security systems domains
•	The Transport Systems activities, a worldwide leader in signalling solutions for rail transport and urban metros.

•	Systems Integration activities not dedicated to telecoms operators, and covering mainly the transport and energy sectors.
The total revenues of these activities, based on 2005 results, amounted to 2 billion euros. The workforce represents approximately 11,000 people, mainly in France, Germany, Italy and Canada.
A cash payment of 673 million euros would be paid by Thales to Alcatel upon closing of the transaction.
This project is subject to the approval of Alcatel’s Board of directors within the framework of its proposed merger with Lucent Technologies, Inc, as well as the approval of its partner in satellite activities, Finmeccanica. The transaction will be further subject to regulatory approvals.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel : +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com